UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 11-K
                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2005

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England


                               Page 1 of 18 Pages

                                                                 U.S. BORAX INC.
                                                401(k) PLAN FOR HOURLY EMPLOYEES
                                                               TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                            PAGE
                                                                            ----

Reports of Independent Registered Public Accounting Firms                  3 - 4

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2005 and 2004                                             5

     Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 2005                                   6

     Notes to Financial Statements                                        7 - 12

Supplemental Schedule - Schedule H, Part IV, line 4i -
   Schedule of Assets (Held at End of Year) as of December 31, 2005      13 - 14

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

Signature                                                                     15

Exhibits                                                                   16-18





                               Page 2 of 18 Pages

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrative Committee
  U.S. Borax Inc. 401(k) Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC


Salt Lake City, Utah
June 28, 2006

                               Page 3 of 18 Pages

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the U.S. Borax Inc. 401(k) Plan for Hourly Employees:


In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the "Plan") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Los Angeles, California
June 21, 2005

                               Page 4 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   DECEMBER 31,
-------------------------------------------------------------------------------
                                                  2005                2004
                                        ---------------------  -----------------
Assets

Investments                                     $35,320,125         $31,933,955
                                        ---------------------  -----------------

Receivables:
  Employee contributions                            108,479                   -
  Employer contributions                             15,763                   -
                                        ---------------------  -----------------

Total receivables                                   124,242                   -
                                        ---------------------  -----------------

Total assets                                     35,444,367          31,933,955

Liabilities

Excess contributions payable                         29,453                   -
                                        ---------------------  -----------------

Net assets available for benefits               $35,414,914         $31,933,955
                                        =====================  =================



--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                               Page 5 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair and contract values of investments         $ 1,586,299
Interest and dividends                                                1,228,191
                                                             -------------------

Total investment income                                               2,814,490
                                                             -------------------

Contributions:
Employee                                                              2,708,379
Employer                                                                387,800
                                                             -------------------

Total contributions                                                   3,096,179
                                                             -------------------

Total additions                                                       5,910,669
                                                             -------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                         1,878,054
Transfer to the Rio Tinto America Inc. Savings Plan                     551,656
                                                             -------------------

Total deductions                                                      2,429,710
                                                             -------------------

Increase in net assets available for benefits                         3,480,959

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                                    31,933,955
                                                             -------------------

End of year                                                        $ 35,414,914
                                                             -------------------

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                               Page 6 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. DESCRIPTION OF   The following brief description of the U.S. Borax Inc.
   THE PLAN         401(k) Plan for Hourly Employees (the Plan) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

                    GENERAL
                    The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the "Company"), as defined in the Plan document. U.S. Borax Inc. is an indirect, wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly-owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                    Effective January 1, 2005, eligible employees who are represented by Local 30-International Longshoremen's and Warehousemen's Union (Boron hourly employees) can participate in the Plan immediately after completing sixty days of continuous service.

                    Eligible employees who are represented by Local 20A-International Longshoremen's and Warehousemen's Union (Wilmington hourly employees) can participate in the Plan immediately upon employment.

                    CONTRIBUTIONS
                    Each year, participants may elect under a salary reduction agreement to contribute to the Plan. Contributions are limited by the IRC, which established a maximum contribution of $14,000 for the year ended December 31, 2005. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                    Effective January 1, 2005, Boron hourly employees can contribute an amount not less than 1% and not more than 30% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 30% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30% of participants' eligible compensation.

                    Effective November 4, 2004, the Company matched the Boron participants' contributions to the Plan at 30%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

                               Page 7 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1. DESCRIPTION OF   CONTRIBUTIONS - CONTINUED
   THE PLAN         Wilmington hourly employees can contribute an amount not
   CONTINUED        less than 1% and not more than 15% of their eligible
                    compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 15% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 15% of participants' eligible compensation.

                    Effective June 17, 2004, the Company matched the Wilmington participants' contributions to the Plan at 30%, up to the first 5% of their eligible compensation. Effective June 17, 2005, the Company matched the Wilmington participants' contributions to the Plan at 35%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

                    PARTICIPANT ACCOUNTS
                    Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                    PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                    Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, guaranteed investment contracts, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

                    VESTING
                    Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

                    PAYMENT OF BENEFITS
                    On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                               Page 8 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
1. DESCRIPTION OF   TRANSFERS
   THE PLAN         Along with the Plan, the Company also sponsors other 401(k)
   CONTINUED        plans that cover represented employees. If employees are
                    changed from union to non-union status during the year, their account balances are transferred from this Plan to the non-union plan. For the year ended December 31, 2005, transfers to the Rio Tinto America Inc. Savings Plan totaled
                    $551,656.

2. SUMMARY OF       BASIS OF PRESENTATION
   SIGNIFICANT      The financial statements of the Plan have been prepared on
   ACCOUNTING       the accrual basis of accounting in accordance with U.S.
   POLICIES         generally accepted accounting principles.

                    USE OF ESTIMATES

                    The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                    RISKS AND UNCERTAINTIES
                    The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                    INVESTMENT VALUATION AND INCOME RECOGNITION
                    The Plan's investments are stated at fair value (generally quoted market price) except for its benefit-responsive synthetic guaranteed investment contracts, which are valued at contract value (see Note 6). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair values.

                    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

                               Page 9 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
2. SUMMARY OF       INVESTMENT VALUATION AND INCOME RECOGNITION - CONTINUED
   SIGNIFICANT      The net appreciation (depreciation) in the fair value of
   ACCOUNTING       investments which includes realized gains (losses) and
   POLICIES         unrealized appreciation (depreciation) on those investments
   CONTINUED        is shown in the statement of changes in net assets available for benefits of the Plan.

                    PAYMENTS OF BENEFITS
                    Benefits payments are recorded when paid by the Plan.

                    ADMINISTRATIVE EXPENSES
                    The Company pays the majority of the costs and expenses incurred in administering the Plan.

                    The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2005, the Company paid all investment management fees related to this Plan.

                    The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                    PARTICIPANT LOANS
                    Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrators. Loans originated during the year ended December 31, 2005 have interest rates set at prime plus one percent and are reset quarterly.

                    NEW ACCOUNTING PRONOUNCEMENTS
                    In December 2005, the Financial Accounting Standards Board
                    (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan's financial statements.

3. RELATED PARTY    Certain Plan investments are managed by Putnam Investments,
   TRANSACTIONS     the Plan trustee, therefore, these transactions are exempt party-in-interest transactions. Transaction fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

                    Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2005 and 2004, the Plan held 12,956 and 11,072 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $1,288,479 and $946,799, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $42,102 related to this stock. Participant loans totaling $2,552,318 and $2,569,917 as of December 31, 2005 and 2004, are also party-in-interest transactions.

                               Page 10 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
4. INVESTMENTS      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004 are as follows:

                                                          2005          2004
                                                      -----------   -----------

                    SEI Stable Asset Fund             $ 7,870,883   $ 3,679,940
                    Dodge and Cox Stock Fund            4,715,932             -
                    Putnam Voyager Fund                 3,761,446     2,445,910
                    State Street Bank Synthetic GIC 2,614,751 2,489,202 Monumental Life Insurance Company
                      Synthetic GIC                     2,609,199     2,483,063
                    Participant Loans                   2,552,318     2,569,917
                    Artisan Mid Cap Fund                2,436,109             -
                    Rio Tinto plc ADRs                  2,368,229             -
                    Putnam S&P 500 Index Fund           2,158,749             -
                    Putnam New Opportunities Fund               -     4,354,252
                    Putnam Fund for Growth and Income           -     3,424,514


                    During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                      Mutual funds                                  $    658,004
                      Common stock                                       819,687
                      Common collective trusts                           108,608
                                                                     -----------

                      Net appreciation in investments               $  1,586,299
                                                                     ===========

5. PLAN             Although it has not expressed any intention to do so, the
   TERMINATION      Company has the right under the Plan to discontinue its
                    contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. GUARANTEED       The Plan's guaranteed investment contracts are in a stable
   INVESTMENT       value fund. The guaranteed investment contracts are fully
   CONTRACTS        benefit-responsive and are stated at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). The stable value fund is invested in a money market fund, a common collective trust (the SEI Stable Asset
                    Fund), and synthetic GICs. The synthetic GICs are secured by underlying fixed income assets. The average crediting interest rates on the investment contracts were 4.72% and 4.83% for the years ended December 31, 2005 and 2004, respectively. Average duration for all investment contracts was 2.93 years and 2.98 years at December 31, 2005 and 2004, respectively. The average yield was 4.74% and 4.87% for the years ended December 31, 2005 and 2004, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

                               Page 11 of 18 Pages

                                U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
6. GUARANTEED       The contract or crediting interest rates for certain stable
   INVESTMENT       value investment contracts are reset quarterly and are based
   CONTRACTS        on the market value of the portfolio of assets underlying
   CONTINUED        these contracts. Inputs used to determine the crediting
                    interest rates include each contract's portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. With respect to interest rate resets, all contracts are guaranteed that the rates will not be negative.

                    A synthetic GIC provides for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party which are backed by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).

                    Wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments. The fair value of the synthetic GICs was $5,223,950 and $4,972,265, as of December 31, 2005 and 2004, respectively. The contract value of the synthetic GICs included $18,960 and $145,625 as of December 31, 2005 and 2004, respectively, attributable to the wrap contract providers representing the amounts by which the value of the contracts is less than the value of the underlying assets.

7. INCOME TAX       The Internal Revenue Service has determined and informed the
   STATUS           Company by a letter dated August 27, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The
                    Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                               Page 12 of 18 Pages

                                                                                    U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                                                          EMPLOYER IDENTIFICATION NUMBER: 98-0047580
                                                                                                                    PLAN NUMBER: 007
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                   DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------------

   (a)                 (b)                                               (c)                                     (d)       (e)
 PARTY IN                                                                                            NUMBER OF           CURRENT
 INTEREST      IDENTITY OF ISSUER                             DESCRIPTION OF INVESTMENT               UNITS      COST     VALUE
---------  ----------------------------------  ---------------------------------------------------  ----------  -------  -----------
                                               MONEY MARKET FUND:
           Mellon Bank                         Mellon Bank - STIF Account                                         **    $    29,634
                                                                                                                        ------------

                                               COMMON COLLECTIVE TRUSTS:
           SEI Investments                     SEI Stable Asset Fund                                              **      7,870,883
   *       Putnam                              Putnam S&P 500 Index Fund                               67,104     **      2,158,749
                                                                                                                        ------------
                                                     Total Common Collective Trusts                                      10,029,632
                                                                                                                        ------------

                                               MUTUAL FUNDS:
           Dodge and Cox                       Dodge and Cox Stock Fund                                34,368     **      4,715,932
   *       Putnam                              Putnam Voyager Fund                                    209,551     **      3,761,446
           Artisan Funds, Inc.                 Artisan Mid Cap Fund                                    78,787     **      2,436,109
   *       Putnam                              Putnam International Equity Fund                        34,449     **        905,666
           PIMCO                               PIMCO Total Return Fund                                 78,238     **        821,496
           Dreyfus                             Dreyfus Mid-Cap Value Fund                              25,374     **        804,100
   *       Putnam                              Putnam Small Cap Growth Fund CL Y                       34,517     **        769,723
           UAM Trust Company                   UAM/ICM Small Company Fund                              13,842     **        501,499
           Morgan Stanley                      MSIF Institutional International Equity Fund            19,685     **        400,391
                                                                                                                        ------------
                                                     Total Mutual Funds                                                 $15,116,362
                                                                                                                        ------------

--------------------------------------------------------------------------------

See accompanying report of independent registered public accounting firm.


                               Page 13 of 18 Pages

                                                                                    U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
                                                                                          EMPLOYER IDENTIFICATION NUMBER: 98-0047580
                                                                                                                    PLAN NUMBER: 007
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                           CONTINUED
                                                                                                                   DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------------

   (a)                 (b)                                               (c)                                     (d)       (e)
 PARTY IN                                                                                            NUMBER OF           CURRENT
 INTEREST      IDENTITY OF ISSUER                             DESCRIPTION OF INVESTMENT               UNITS      COST     VALUE
---------  ----------------------------------  ---------------------------------------------------  ----------  -------  -----------
                                               SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
           Monumental Life Insurance Company   Synthetic GIC, Dwight Managed Target 2 F1 Cl B,                     **     1,379,470
                                               no specified maturity date, 5.08%
           Monumental Life Insurance Company   Synthetic GIC, Dwight Managed Target 5 F1 Cl B,                     **       838,757
                                               no specified maturity date, 5.08%
           Monumental Life Insurance Company   Synthetic GIC, Dwight Int Core Plus F1 Cl B,                        **       403,228
                                               no specified maturity date, 5.08%
           Monumental Life Insurance Company   Wrap Contract                                                       **       (12,256)

           State Street Bank                   Synthetic GIC, Dwight Managed Target 2 F1 Cl B,                     **     1,379,470
                                               no specified maturity date, 5.04%
           State Street Bank                   Synthetic GIC, Dwight Managed Target 5 F1 Cl B,                     **       838,757
                                               no specified maturity date, 5.04%
           State Street Bank                   Synthetic GIC, Dwight Int Core Plus F1 Cl B,                        **       403,228
                                               no specified maturity date, 5.04%
           State Street Bank                   Wrap Contract                                                       **        (6,704)
                                                                                                                        ------------
                                                     Total Synthetic Guaranteed Investment Contracts                      5,223,950
                                                                                                                        ------------

                                               COMMON STOCK:
   *       Rio Tinto plc ADRs                  Common Stock                                            12,956      **     2,368,229
                                                                                                                        ------------

   *       Various participants                Participant loans (maturing 2006 to 2020 at interest
                                                 rates ranging from 5.0% to 10.0%)                        389      **     2,552,318
                                                                                                                        ------------

                                                     Total Investments                                                  $35,320,125
                                                                                                                        ============

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------

See accompanying report of independent registered public accounting firm.

                               Page 14 of 18 Pages

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          U.S. BORAX INC. 401(K) PLAN FOR HOURLY
                                          EMPLOYEES



                                          By: /s/ Steven Saperstein
                                              ----------------------------------
                                                Name:  Steven Saperstein
                                                Title: V.P. Administration

Date:  June 29, 2006




                               Page 15 of 18 Pages

Exhibit      Description
-------      -----------

23.1         Consent of Tanner LC

23.2         Consent of PricewaterhouseCoopers LLP








                               Page 16 of 18 Pages